Exhibit-99.77H

Sub-item 77H: Changes in control of registrant

(a) According to a Schedule 13G filed under Rule 13d-1(b) of the Securities Exchange Act of 1934 on February 13, 2015, City of London Investment Group PLC, a company incorporated under the laws of England and Wales, (“City of London”) acquired shares of the Fund on December 31, 2014 making City of London the owner of 27% of the outstanding voting securities of the Fund.